January 30, 2020

Via EDGAR

Rebecca Ament Marquigny
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Boston Trust Walden Funds: File Nos. 33-44964 and 811-06526

Dear Ms. Marquigny:

On December 6, 2019, Boston Trust Walden Funds (the “Trust”) filed Post-Effective Amendment No. 166 to its Registration Statement on Form N-1A (the “Amendment”). On January 16, 2020, you provided oral comments. The following is a summary of our understanding of your comments and the Trust’s responses. Where necessary, these responses will be incorporated into Post-Effective Amendment No. 167. Capitalized terms used herein have the same meaning used in the Amendment.

Comment 1: On page 33 of the Prospectus, the Trust states that “[t]he Adviser also evaluates the overall performance of each company, relative to ESG guidelines, assessing its impact on stakeholders, performance over time (relative to peer and established goals), and transparency.” Please include this disclosure in the Trust’s Item 4 disclosures with an explanation of the breadth of the Adviser’s discretion in applying these ESG guidelines to its performance assessments.

Response: The Trust will add the following disclosure to its Item 4 disclosures for each of the Walden Funds and Boston Trust Small Cap Fund:

The Adviser also exercises its full discretion in evaluating the overall performance of each company, relative to ESG guidelines, assessing its impact on stakeholders, performance over time (relative to peers and established goals), and transparency. The Adviser reviews five broad areas: products and services; environmental impact; workplace conditions; community impact; and corporate governance. The Fund may avoid companies it judges to have substandard performance in one or more of these areas.

Comment 2: On page 33 of the Prospectus, the Trust states that “the Adviser excludes companies with significant exposure to these specific products or services, considering their revenue dependence, market share, and severity.” Please explain what constitutes “significant exposure” for purposes of these exclusions.

Michael.Wible@ThompsonHine.com Phone: 614.469.3297

Rebecca Ament Marquigny

January 30, 2020

Response: “Significant exposure” is not expressed as a numerical percentage or dollar value, but rather is a subjective determination made after considering a company’s revenue dependence, market share and leadership, and the specific nature of the product or services and its importance and proximity to the excluded areas.

Very truly yours,

/s/ Michael V. Wible

Michael V. Wible